Exhibit 99.2

UNAUDITED PRO FORMA FINANCIAL INFORMATION

Introduction, Pro Forma Financial Information, Basis of Presentation and Notes

Topco is a private limited company incorporated under the laws of England and Wales to be the ultimate parent company of Noble and Maersk Drilling. As of the date of this Exemption Document, Topco has no material assets and does not operate any businesses. Accordingly, Topco’s historical financial information has not been included in this Exemption Document or in the Unaudited Pro Forma Financial Information presented below. The Unaudited Pro Forma Financial Information and the accompanying footnotes reflects the impact of the following contemplated transactions:

•

Business Combination: On 10 November 2021, Noble entered into the Business Combination Agreement with Topco, Merger Sub, and Maersk Drilling, pursuant to which, among other things, (i) (x) Noble will merge with and into Merger Sub, with Merger Sub surviving the Cayman Merger as a wholly owned subsidiary of Topco and (y) the Noble Shares will convert into an equivalent number of Topco Shares, and (ii) (x) Topco will make the Exchange Offer to the Maersk Drilling Shareholders and (y) upon the consummation of the Exchange Offer, if more than 90% of the issued and outstanding Maersk Drilling Shares are acquired by Topco, Topco will redeem any Maersk Drilling Shares not exchanged in the Exchange Offer by Topco for, at the election of the holder, either Topco Shares or cash (or, for those holders that do not make an election, only cash), under Danish law by way of the Compulsory Purchase. The Business Combination is accounted for as a business combination pursuant to Accounting Standards Codification Topic 805, Business Combinations (“ASC 805”), where Noble is the accounting acquirer. Refer to Note 2 of the Unaudited Pro Forma Financial Information for more information on the terms of the Business Combination Agreement, the purchase price consideration provided in connection with the Business Combination, and Noble’s determination of the accounting acquirer.

•

Noble 2022 Rig Disposal: On 22 April 2022, the UK CMA announced its Phase 1 decision, pursuant to which it concluded that the Business Combination gives rise to a realistic prospect of a substantial lessening of competition in relation to the supply of jack-up rigs in NW Europe and that a remedy to address such effect would be required to avoid a reference to a Phase 2 review under the UK CMA regime. On 29 April 2022, Noble and Maersk Drilling submitted the Remedy Proposals to the UK CMA to address such effect identified in the UK CMA’s decision of 22 April 2022. Each of the Remedy Proposals was designed to replicate the competitive constraint provided by Noble in respect of jack-up rigs in NW Europe by the divestment of certain jack-up rigs to a suitable purchaser. On 9 May 2022, the UK CMA published its decision that there are reasonable grounds for believing that one of these Remedy Proposals might be accepted by the UK CMA. This one Remedy Proposal comprises the divestment of the Remedy Rigs (rigs Noble Hans Deul, Noble Sam Hartley, Noble Sam Turner, Noble Houston Colbert, and Noble Lloyd Noble) including all of the related support and infrastructure that the purchaser will need to run the Remedy Rigs as an effective standalone business. Relevant off-shore and on-shore staff are expected to transfer with the Remedy Rigs (the “Noble 2022 Rig Disposal”).

On 23 June 2022, Noble announced that it had entered into the Asset Purchase Agreement (as further described in 14.1 “Material Contracts of the Noble Group”) with a potential purchaser, Shelf Drilling and one of its subsidiaries, the Shelf Buyer, regarding the sale of the Remedy Rigs under the Remedy Proposal described above, conditional upon, among other things, the UK CMA formally approving Shelf Drilling as a suitable purchaser and also formally accepting the Remedy Proposal. On the APA Completion, Noble Norway and a member of the Shelf Group which will be the owner of the NLN Rig will enter into the NLN Charter Agreement, pursuant to which Noble Norway will charter the NLN Rig from the Shelf Group during the period from the APA Completion until the date of the NLN Completion in order to allow Noble Norway to complete its current obligations under the NLN Drilling Agreement with Equinor. At the end of the charter period, Noble Norway will redeliver the NLN Rig to the Shelf Group.

The deadline for the UK CMA to issue its formal decision on whether or not to accept the Remedy Proposal, and Shelf Drilling as a suitable purchaser, is 1 September 2022, though the UK CMA may adopt a decision before such date. On 22 July 2022, the UK CMA commenced its public consultation, seeking third party comment prior to deciding whether to accept the Remedy Proposal and Shelf Drilling as a suitable purchaser. Until such time, the ultimate outcome of the UK CMA review process and the divestiture of the Remedy Rigs remains uncertain.

The Unaudited Pro Forma Financial Information also reflects the impact of the following transactions that have been completed since 1 January 2021 but have not been included in the results of operations for the entire period presented for the pro forma condensed combined statement of operations (collectively, the “Completed Transactions”):

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Noble 2021 Rig Disposal: On 3 November 2021, Noble completed the sales of jackup rigs Noble Roger Lewis, Noble Scott Marks, Noble Joe Knight, and Noble Johnny Whitstine in Saudi Arabia to ADES International Holding Limited (“Noble 2021 Rig Disposal”).

•

Maersk Drilling Rig Disposal: On 27 October 2021, Maersk Drilling completed the divesture of the combined drilling and production unit Maersk Inspirer in Norway to Havila Sirius (“Maersk Drilling Rig Disposal”).

•

Pacific Drilling Merger: On 15 April 2021, Noble completed the acquisition of Pacific Drilling. The Pacific Drilling Merger was accounted for as a business combination pursuant to ASC 805, where Noble was the accounting acquirer.

•

Noble Reorganization: On 5 February 2021, Noble successfully consummated the Plan and emerged from bankruptcy reorganization under Chapter 11 of the United States Bankruptcy Code (“Chapter 11”) (the “Noble Reorganization”).

The Unaudited Pro Forma Financial Information comprises an unaudited pro forma condensed combined statement of operations for the year ended 31 December 2021 and an unaudited pro forma condensed combined balance sheet as of 31 December 2021 and has been prepared under the following assumptions:

•

The unaudited pro forma condensed combined statement of operations for the year ended 31 December 2021 assumes that the Business Combination, the Noble 2022 Rig Disposal, and the Completed Transactions had occurred on 1 January 2021.

•

The unaudited pro forma condensed combined balance sheet as of 31 December 2021 assumes that the Business Combination and the Noble 2022 Rig Disposal had occurred on 31 December 2021. The impacts from the Completed Transactions have already been reflected in the historical consolidated balance sheets of either Noble or Maersk Drilling as of 31 December 2021; therefore, no pro forma adjustments were made for these transactions in the unaudited pro forma condensed combined balance sheet as of 31 December 2021.

•

The Unaudited Pro Forma Financial Information presented below assumes that Topco acquires 100% of the outstanding Maersk Drilling Shares and voting rights of Maersk Drilling at closing of the Business Combination. Refer to Note 2. Business Combination with Maersk Drilling and Estimated Purchase Consideration – Minimum Acceptance Condition, for an analysis of the impact on the Unaudited Pro Forma Financial Information if only 70% or 90% of the outstanding Maersk Drilling Shares and voting rights of Maersk Drilling are acquired by Topco under alternate Business Combination acceptance scenarios.

The Unaudited Pro Forma Financial Information has been presented for illustrative purposes only. The hypothetical financial position and results included in the Unaudited Pro Forma Financial Information may be different from Topco’s actual financial position and results. Further, the Unaudited Pro Forma Information does not purport to project the financial position or results of Topco as of any future date. In addition, the Unaudited Pro Forma Financial Information does not reflect any cost savings, benefits from the Business Combination, the Noble 2022 Rig Disposal, and the Completed Transactions, the impact of Topco strategy on financial position or results or future integration costs that are expected to be generated or may be incurred as a result of the Business Combination. The assumptions made by Noble underlying the pro forma adjustments are described in the accompanying notes to these unaudited pro forma condensed combined financial statements. Adjustments are based on information available to Noble’s management during the preparation of the Unaudited Pro Forma Financial Information and assumptions that Noble’s management believes are reasonable and supportable. The pro forma adjustments, which are described in the accompanying notes, may be revised by Noble as additional information becomes available and is evaluated. Therefore, it is likely that the actual adjustments upon the completion of the Business Combination will differ from the pro forma adjustments, and it is possible the differences may be material.

Noble’s management has not presented the effects of anticipated costs or savings associated with certain restructuring, severance, termination-related benefits, or other integration activities resulting from the Business Combination.

On 31 March 2022, Maersk Drilling completed a USD 226.5 million prepayment of its Term Loan Facility. This prepayment was voluntarily made by Maersk Drilling and was not triggered by the Business Combination or any contractual obligations related to the Business Combination. Thus, the Unaudited Pro Forma Financial Information does not include any pro forma adjustments related to this debt prepayment or illustrate the potential effect of the debt prepayment on the pro forma condensed combined statement of operations for the year ended 31 December 2021 and unaudited pro forma condensed combined balance sheet as of 31 December 2021.

The historical unadjusted financial information of Noble, Maersk Drilling and Pacific Drilling used to prepare the Unaudited Pro Forma Financial Information is derived from:

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The historical audited consolidated financial statements and notes included in Noble’s Annual Report on Form 10-K for the financial year ended 31 December 2021, filed with the SEC on 17 February 2022 (the Noble 2021 Form 10-K) as incorporated by reference in this Exemption Document.

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The historical audited consolidated financial statements of Maersk Drilling for the financial year ended 31 December 2021 as included in Maersk Drilling’s 2021 annual report and incorporated by reference in this Exemption Document.

•	The historical unaudited financial statements of Pacific Drilling for the interim period ended 15 April 2021.

Unaudited Pro Forma Condensed Combined Statement of Operations Twelve Months ended 31 December 2021 (in thousands, except per share amounts)
		Maersk Drilling Historical
	Noble Pro Forma (Note 7)	Maersk Drilling Historical (IFRS) (Note 4)	Maersk Drilling Rig Disposal (IFRS) (Note 5)		Maersk Drilling IFRS-to- GAAP Adjustments (Note 6)		Maersk Drilling Historical Adjusted (U.S. GAAP)	Business Combination Transaction Accounting Adjustments (Note 3)		Topco Pro Forma Combined
Operating revenues
Contract drilling services	$674,950	$1,267,136	$(45,869	)(A)	$—		$1,221,267	$—		$1,896,217
Reimbursables and other	62,220	30,000	—		—		30,000	—		92,220

	737,170	1,297,136	(45,869)		—		1,251,267	—		1,988,437
Operating costs and expense
Contract drilling services	562,565	848,805	(29,790	)(A)	17,999	(C)(D)	837,014	2,640	(EE)	1,402,219
Reimbursables	55,565	11,000	—		—		11,000	—		66,565
Depreciation and amortization	74,975	213,202	(7,967	)(A)	227,491	(C)(E)	432,726	(308,724	)(AA)	198,977
General and administrative	94,447	80,106	—		2,794	(C)	82,900	—		177,347
Merger and integration costs	24,792	—	—		7,592	(D)	7,592	50,718	(BB)	83,102
Gain on sale of operating assets, net	(245,774)	(256,292)	—		—		(256,292)	—		(502,066)
Hurricane losses	23,350	—	—		—		—	—		23,350
Special items	—	20,533	194	(A)	(20,727	)(D)	—	—		—

	589,920	917,354	(37,563)		235,149		1,114,940	(255,366)		1,449,494

Operating income (loss)	147,250	379,782	(8,306)		(235,149)		136,327	255,366		538,943
Other income (expense)
Interest expense, net of amounts capitalized	(24,799)	(64,358)	1,198	(A)(B)	1,072	(C)	(62,088)	5,769	(DD)	(81,118)
Interest income and other, net	11,319	1,797	—		—		1,797	—		13,116
Gain on extinguishment of debt, net	(2,664)	—	—		—		—	—		(2,664)
Gain on bargain purchase	62,305	—	—		—		—	—		62,305

Loss before income taxes	193,411	317,221	(7,108)		(234,077)		76,036	261,135		530,582
Income tax benefit (provision)	(5,014)	(26,248)	2,066	(A)	10,442	(F)	(13,740)	(17,518	)(EE)	(36,272)

Net income (loss)	$188,397	$290,973	$(5,042)		$(223,635)		$62,296	$243,617		$494,310

Basic net income (loss) per share	$2.83	$7.05	—		—		—	—		$3.70	(CC)
Diluted net income (loss) per share	$2.65	$7.01	—		—		—	—		$3.57	(CC)
Weighted average shares outstanding
Basic	66,615	41,290	—		—		—	—		133,486	(CC)
Diluted	71,058	41,525	—		—		—	—		138,402	(CC)

Unaudited Pro Forma Condensed Combined Balance Sheet

As of 31 December 2021

(in thousands)

		Maersk Drilling Historical
	Noble Pro Forma (Note 8)	Maersk Drilling Historical (IFRS) (Note 4)	Maersk Drilling IFRS-to-GAAP Adjustments (Note 6)		Maersk Drilling Historical Adjusted (U.S. GAAP)	Business Combination Transaction Accounting Adjustments (Note 3)		Topco Pro Forma Combined
Assets
Current assets:
Cash and cash equivalents	$558,388	$551,088	$—		$551,088	$(59,971	)(FF)	$1,049,505
Accounts receivable, net	200,419	256,104	—		256,104	—		456,523
Taxes receivable	16,063	27,459	—		27,459	—		43,522
Prepaid expenses and other current assets	38,324	76,822	(7,000	)(F)	69,822	(32,676	)(GG)	75,470

Total current assets	813,194	911,473	(7,000)		904,473	(92,647)		1,625,020

Intangible assets	61,849	—	—		—	—		61,849
Goodwill	—	—	—		—	266,961	(HH)	266,961
Property and equipment, at cost	1,240,729	9,421,623	3,751,931	(E)	13,173,554	(10,592,596	)(II)	3,821,687
Accumulated depreciation	(59,619)	(6,598,042)	(836,995	)(E)	(7,435,037)	7,435,037	(II)	(59,619)

Property and equipment, net	1,181,110	2,823,581	2,914,936		5,738,517	(3,157,559)		3,762,068

Other assets	72,835	46,817	(8,184	)(E)	38,633	(7,559	)(JJ)	103,909

Total assets	$2,128,988	$3,781,871	$2,899,752		$6,681,623	$(2,990,804)		$5,819,807

Current liabilities
Accounts payable	$120,389	$164,158	$—		$164,158	$(10,135	)(KK)	$274,412
Accrued payroll and related costs	48,346	33,728	—		33,728	—		82,074
Current maturities of long-term debt	—	130,097	—		130,097	—		130,097
Taxes payable	30,972	37,500	17,156	(F)	54,656	4,474	(JJ)	90,102
Interest payable	9,788	639	—		639	—		10,427
Other current liabilities	40,788	67,085	—		67,085	—		107,873

Total current liabilities	250,283	433,207	17,156		450,363	(5,661)		694,985

Long-term debt	216,000	907,346	—		907,346	12,419	(LL)	1,135,765
Deferred income taxes	13,195	26,305	73,328	(E)	99,633	(80,777	)(JJ)	32,051
Other liabilities	92,990	94,682	33,545	(F)	128,227	150,250	(JJ)	371,467

Total liabilities	572,468	1,461,540	124,029		1,585,569	76,231		2,234,268

Shareholders’ equity
Common stock	1	62,520	—		62,520	(62,519	)(MM)	2
Additional paid-in-capital	1,393,255	—	—		—	2,079,736	(MM)	3,472,991
Retained earnings (accumulated deficit)	157,875	2,278,838	2,775,723	(E)(F)	5,054,561	(5,105,279	)(MM)	107,157
Accumulated other comprehensive income (loss)	5,389	(21,027)	—		(21,027)	21,027	(MM)	5,389

Total shareholders’ equity	1,556,520	2,320,331	2,775,723		5,096,054	(3,067,035)		3,585,539

Total liabilities and equity	$2,128,988	$3,781,871	$2,899,752		$6,681,623	$(2,990,804)		$5,819,807

Note 1. Basis of Presentation

The Unaudited Pro Forma Financial Information has been prepared in accordance with the Delegated Exemption Document Regulation. The pro forma adjustments include transaction accounting adjustments, which reflect the application of required accounting for the Business Combination, the Noble 2022 Rig Disposal, and the Completed Transactions.

The historical consolidated financial statements of Noble were prepared in accordance with U.S. GAAP and shown in U.S. dollars. The historical consolidated financial statements of Maersk Drilling were prepared in accordance with IFRS as issued by the International Accounting Standards Board (“IASB”) and shown in U.S. dollars. Refer to Note 4 for the adjustments identified by Maersk Drilling to convert Maersk Drilling’s historical financial statements prepared in accordance with IFRS to Noble’s basis of accounting under U.S. GAAP.

Noble adopted fresh start accounting in accordance with Accounting Standards Codification Topic 852, Reorganizations (“ASC 852”), upon Noble’s emergence from reorganization under Chapter 11, resulting in reorganized Noble becoming the successor entity (“Successor”) for financial reporting purposes. In accordance with ASC 852, with the application of fresh start accounting, Noble allocated its reorganization value to its individual assets based on their estimated fair values in conformity with ASC 805. Liabilities subject to compromise of the predecessor entity of Noble (“Predecessor”) were either reinstated or extinguished as part of the reorganization.

Note 2. Business Combination with Maersk Drilling and Estimated Purchase Consideration

Business Combination Agreement

Subject to the terms and conditions set forth in the Business Combination Agreement, at the Merger Effective Time, (i) each Noble Share issued and outstanding immediately prior to the Merger Effective Time will be converted into one newly and validly issued, fully paid and non-assessable Topco Share, (ii) each warrant to purchase Noble Shares issued pursuant to the Penny Warrant Agreement and outstanding immediately prior to the Merger Effective Time will cease to represent the right to acquire Noble Shares and will be automatically cancelled, converted into and exchanged for a number of Topco Shares equal to the number of Noble Shares underlying such warrant, rounded to the nearest whole share, and (iii) each warrant to purchase Noble Shares issued pursuant to the Noble Warrant Agreements and outstanding immediately prior to the Merger Effective Time will be converted automatically into a warrant to acquire a number of Topco Shares equal to the number of Noble Shares underlying such warrant, with the same terms as were in effect immediately prior to the Merger Effective Time under the terms of the applicable warrant agreement. In addition, each Noble RSU Award that is outstanding immediately prior to the Merger Effective Time will cease to represent a right to acquire Noble Shares (or value equivalent to Noble Shares) and will be exchanged for restricted share units representing the right to acquire, on the same terms and conditions as were applicable under the Noble RSU Award (including any vesting conditions), that number of Topco Shares equal to the number of Noble Shares subject to such Noble RSU Award immediately prior to the Merger Effective Time.

Subject to the terms and conditions set forth in the Business Combination Agreement, following the approval of certain regulatory filings with the DFSA, Topco has agreed to commence the Exchange Offer to acquire up to 100% of the then outstanding Maersk Drilling Shares and voting rights of Maersk Drilling, not including any treasury shares held by Maersk Drilling. The Exchange Offer is conditioned upon, among other things, holders of at least 80% of the then outstanding Maersk Drilling Shares and voting rights of Maersk Drilling tendering their shares in the Exchange Offer (which percentage may be lowered by Topco in its sole discretion to not less than 70%).

In the Exchange Offer, Maersk Drilling shareholders may exchange each Maersk Drilling share at the Exchange Ratio of 1.6137 for newly and validly issued, fully paid and non-assessable Topco Offer Shares, delivered in the form of share entitlements, and each Maersk Drilling shareholder will have the ability to elect the cash consideration for up to USD 1,000 of their Maersk Drilling Shares (payable in DKK), subject to an aggregate cash consideration cap of USD 50 million.

Each of Maersk Drilling and Topco will take steps to procure that each Maersk Drilling RSU Award that is outstanding immediately prior to the Acceptance Time is exchanged, at the Acceptance Time, with the right to receive on the same terms and conditions as were applicable under the Maersk Drilling LTI (including any vesting conditions), that number of Topco Shares equal to the product of (1) the number of Maersk Drilling Shares subject to such Maersk Drilling RSU Award immediately prior to the Acceptance Time and (2) the Exchange Ratio, with any fractional Maersk Drilling Shares rounded to the nearest whole share. Upon conversion such Maersk Drilling RSU Awards will cease to represent a right to receive Maersk Drilling Shares (or value equivalent to Maersk Drilling Shares).

Following the closing of the Business Combination, assuming all of the Maersk Drilling Shares are acquired by Topco through the Exchange Offer and no cash is paid by Topco in the Exchange Offer, Topco will own all of Noble’s and Maersk Drilling’s respective businesses and the former shareholders of Noble and former shareholders of Maersk Drilling will each own approximately 50% of the outstanding Topco Shares (or 50.8% and 49.2%, respectively, assuming Topco pays the full Cash Consideration Cap of USD 50 million in the Exchange Offer and using the volume-weighted average closing price of the Noble Shares as of 6 December 2021), excluding dilution from outstanding Noble warrants and stock-based compensation from Noble and Maersk Drilling.

The acquisition method of accounting for business combinations was used by Noble in accordance with ASC 805, with Noble expected to be the accounting acquirer of Maersk Drilling. The Business Combination Agreement uses the fixed Exchange Ratio of Topco Shares for Maersk Drilling Shares, which is expected to result in a 52% pro forma equity stake for Noble shareholders and 48% pro forma equity stake for Maersk Drilling shareholders in the post-closing combined company (assuming a tender of 100% of Maersk Drilling’s current issued and outstanding share capital and capturing the dilutive impact of outstanding Noble in-the-money warrants after application of the treasury stock method of potential settlement). If any of the cash consideration is elected, existing Maersk Drilling shareholders’ ownership in the post-closing company would be further diluted. Accordingly, Noble shareholders are expected to hold a majority interest in the combined company after the Business Combination is completed. The board of directors will be comprised of seven members, including three individuals designated by Noble, three individuals designated by Maersk Drilling, and Robert W. Eifler, current President and Chief Executive Officer of Noble, who will serve as the President and Chief Executive Officer of the combined company. Of the three individuals designated by Noble, up to two individuals may be designated by the Investor Manager (depending upon the Investor Manager’s percentage ownership of outstanding Topco Shares). Of the three individuals designated by Maersk Drilling, up to two individuals may be designated by APMH Invest (which right APMH Invest will continue to have on a going-forward basis, subject to certain minimum holding conditions). Further, the combined company name, ticker symbol, and headquarters will remain consistent with that of Noble. Based on Noble shareholders’ majority equity stake in the combined company, the composition of the board of directors of the combined company, and the other factors noted herein, Noble is expected to be the accounting acquirer of Maersk Drilling in accordance with the guidance of ASC 805.

Purchase Price Consideration

The following table presents the calculation of preliminary purchase price consideration based on an average of the closing price per share of Noble Shares on the NYSE for the seven trailing days ended on 18 March 2022, which is used as a proxy for the market price of the Noble Shares at the Closing. This calculation assumes no cash consideration is elected (table below in thousands, except ratios and per share price):

Preliminary purchase price consideration
Maersk Drilling shares issued and outstanding as of 31 May 2022	41,391
Fixed exchange ratio	1.6137

Number of Topco shares issued	66,792
Noble share price for seven trailing days ended 18 March 2022	$31.02

Preliminary purchase price paid for Maersk Drilling shares	$2,071,799
Fair value of replacement Maersk Drilling RSU Awards attributable to the purchase price	7,056

Total preliminary purchase price consideration	$2,078,855

The purchase price consideration calculated above and applied in the Unaudited Pro Forma Financial Information is preliminary and subject to modification based on the final purchase price, which includes any changes to the value of Noble’s Shares and the number of vested Maersk Drilling RSU Awards at the Closing. The final value of Noble’s consideration transferred will be determined based on the actual number of Noble Shares issued, the number of Maersk Drilling Shares outstanding at the Closing, and the market price of the Noble Shares at the Closing. This will likely result in a difference from the preliminary purchase consideration calculated above and that difference may be material. For example, with other assumptions held constant, an increase or decrease of 10% in the price per Noble Shares would increase or decrease the fair value of the preliminary purchase price by USD 207.9 million. However, a change in the closing share price does not change the number of Topco Shares issued in connection with the Business Combination or the number of underlying Topco Shares issued as replacement for the Maersk Drilling RSU Awards to be granted. The election of cash consideration does not change the purchase price consideration.

Allocation of Purchase Price Consideration to Asset Acquired and Liabilities Assumed

The allocation of the consideration, including any related tax effects, is preliminary and pending finalization of various estimates, inputs and analyses used in the valuation assessment of the specifically identifiable tangible and intangible assets acquired. Since the Unaudited Pro Forma Financial Information has been prepared by Noble based on preliminary estimates of consideration and fair values attributable to the Business Combination, the actual amounts eventually recorded in accordance with the acquisition method of accounting may differ materially from the information presented.

ASC 805 requires, among other things, that the assets acquired and liabilities assumed in a business combination be recognized at their fair values as of the acquisition date. Any consideration transferred or paid in a business combination in excess of the fair value of the assets acquired and liabilities assumed should be recognized as goodwill. Noble’s management’s estimate as of the date of this Exemption Document is that the fair value of the net assets and liabilities acquired is less than the purchase price. The excess amount not allocated to the acquired assets and assumed liabilities was recognized as goodwill on the pro forma condensed combined balance sheet as of 31 December 2021. This preliminary determination is subject to further assessment and adjustments by Noble pending additional information sharing between the parties, more detailed third-party appraisals, and other potential adjustments.

In October 2021, the FASB issued Accounting Standards Update (“ASU”) No. 2021-08, Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers (“ASU 2021-08”). Upon the adoption of this update, contract assets and contract liabilities (i.e., deferred revenue) acquired in a business combination will be recognized and measured by the acquirer on the acquisition date in accordance with Accounting Standards Codification Topic 606, Revenue from Contracts with Customers (“ASC 606”) as if the acquirer had originated the contracts, which would generally result in an acquirer recognizing and measuring acquired contract assets and contract liabilities consistent with how they were recognized and measured in the acquiree’s financial statements. Noble adopted ASU 2021-08 on 1 January 2022, prior to the consummation of the Business Combination. Therefore, Maersk Drilling’s historical deferred revenue balance as of 31 December 2021 has been included in the preliminary purchase price allocation in accordance with ASU 2021-08 based on a preliminary assessment of the ASC 606 polices of Noble and Maersk Drilling made by Noble.

The preliminary allocation of the purchase price consideration is as follows:

Estimated Fair Value
Total current assets	$871,797
Property and equipment, net	2,580,958
Other noncurrent assets	31,074

Total assets acquired	3,483,829

Total current liabilities	454,837
Long-term debt	919,765
Deferred income taxes	18,856
Other liabilities	278,477

Total liabilities assumed	1,671,935

Net assets acquired	1,811,894
Goodwill	266,961

Total preliminary purchase price consideration	$2,078,855

Minimum Acceptance Condition

In accordance with the Business Combination Agreement, the Minimum Acceptance Condition, where Topco acquires at least 80% of the then outstanding Maersk Drilling Shares and voting rights of Maersk Drilling (which percentage may be lowered by Topco in its sole discretion to not less than 70%), needs to be met in order to consummate the Business Combination. If more than 90% of the issued and outstanding Maersk Drilling Shares are acquired by Topco, Topco will redeem any Maersk Drilling Shares not exchanged in the Exchange Offer by Topco for, at the election of the holder, either Topco Shares or cash (or, for those holders that do not make an election, only cash), under the Compulsory Purchase. Accordingly, upon the consummation of the Business Combination, Topco may own 70% to 90%, or 100%, of the outstanding Maersk Drilling Shares and voting rights of Maersk Drilling.

The Unaudited Pro Forma Financial Information presented above assumes that Topco acquires 100% of the outstanding Maersk Drilling Shares and voting rights of Maersk Drilling at closing of the Business Combination. If only 70% or 90% of such shares and voting rights are acquired, Topco would recognize USD 0.6 billion or USD 0.2 billion, respectively, in noncontrolling interest on the unaudited pro forma condensed combined balance sheet as of 31 December 2021 with a corresponding reduction to additional paid in capital. The table below provides an analysis of the impact on the unaudited pro forma condensed combined statement of operations if only 70% or 90% of the outstanding Maersk Drilling Shares and voting rights of Maersk Drilling are acquired by Topco:

	Assuming 70% of Maersk Drilling Shares are acquired	Assuming 90% of Maersk Drilling Shares are acquired
	Year Ended 31 December 2021	Year Ended 31 December 2021
Numerator
Net income	$494,310	$494,310
Net income attributable to noncontrolling interest(1)	98,767	32,922

Net income attributable to Topco	395,543	461,388

Denominator
Basic shares:
Pro forma weighted average shares outstanding, basic, assuming 100% of Maersk Drilling Shares are acquired	133,486	133,486
Less: Maersk Drilling Shares not acquired	(20,038)	(6,679)

Pro forma weighted average shares outstanding, basic	113,448	126,807

Diluted shares:
Pro forma weighted average shares outstanding, diluted, assuming 100% of Maersk Drilling Shares are acquired(2)	138,402	138,402
Less: Maersk Drilling Shares not acquired	(20,038)	(6,679)

Pro forma weighted average shares outstanding, diluted	118,364	131,723

Net income per share attributable to Topco, basic	$3.49	$3.64
Net income per share attributable to Topco, diluted	$3.34	$3.50

1)

Net income attributable to noncontrolling interest on a pro forma basis is calculated by applying 30% and 10%, respectively, of noncontrolling interest ownership to Maersk Drilling pro forma net income determined as follows:

	Assuming 70% of Maersk Drilling Shares are acquired	Assuming 90% of Maersk Drilling Shares are acquired
	Year Ended 31 December 2021	Year Ended 31 December 2021
Maersk Drilling Historical Adjusted (U.S. GAAP)	$62,296	$62,296
Business Combination Transaction Accounting Adjustments (Note 3)	266,927	266,927

Maersk Drilling pro forma net income	$329,223	$329,223

Noncontrolling interest ownership percentage	30%	10%

Net income attributable to noncontrolling interest	$98,767	$32,922

1)	The diluted pro forma share count excludes the potentially dilutive effect of 11,097 out-of-the-money Noble warrants.

Note 3. Business Combination Transaction Accounting Adjustments

The Business Combination transaction adjustments below are prepared based on the purchase price assumptions presented in Note 2, Business Combination with Maersk Drilling Merger and Estimated Purchase Consideration, and the assumption that Maersk Drilling shareholders will not opt for the cash consideration of up to USD 1,000 for each individual shareholder and USD 50.0 million in aggregate. The election of the cash consideration will impact the Unaudited Pro Forma Financial Information as it relates to weighted average shares, loss per share, cash and equity. Such impact is further discussed in the relevant pro forma footnotes below.

Condensed Combined Statement of Operations

(AA) Depreciation and amortization

Reflects the removal of historical depreciation expense and the recording of the pro forma depreciation expense based on the estimated fair value of Maersk Drilling’s property and equipment upon the Business Combination. For pro forma purposes it is assumed that the Business Combination occurred on 1 January 2021. The pro forma adjustment to depreciation expense for the twelve months ended 31 December 2021 was calculated as follows:

Twelve Months Ended 31 December 2021
Removal of historical depreciation expense	$(432,726)
Pro forma depreciation expense	124,002

Pro forma adjustment for depreciation and amortization	$(308,724)

Drilling equipment and facilities are depreciated using the straight-line method over their estimated useful lives as of the date placed in service or date of major refurbishment. Estimated useful lives of the acquired drilling equipment range from three to thirty years. Maersk Drilling’s other property and equipment is depreciated using the straight-line method over useful lives ranging from two to forty years.

(BB) Merger and integration costs

Reflects the recognition of the following items in the pro forma statement of operations for the twelve months ended 31 December 2021:

(i)

the incremental estimated transaction costs to be incurred directly in connection with the Business Combination, consisting primarily of legal and professional fees. Approximately USD 21.5 million and USD 22.2 million of estimated transaction costs are expected to be incurred subsequent to 31 December 2021 by Noble and Maersk Drilling, respectively, and such costs are reflected in the pro forma statement of operations. For the twelve months ended 31 December 2021, USD 9.7 million and USD 5.5 million of transaction costs were incurred by Noble and Maersk Drilling, respectively. The costs above are not expected to recur any period beyond twelve months from the close of the Business Combination;

(ii)

stock-based compensation expense of USD 1.8 million due to the accelerated vesting of cash and equity settled Noble RSU Awards held by Noble’s non-employee directors in connection with the Business Combination. This cost is non-recurring and is not expected to have a continuing impact on the combined company’s operating results in future periods; and

(iii)

estimated expense of USD 5.2 million related to the cash-based bonus expected to be paid to executive officers and certain other employees of Maersk Drilling upon completion of the Business Combination. This estimate is preliminary and subject to change based on statutory and other legal contingency matters. This cost is non-recurring and is not expected to have a continuing impact on the combined company’s operating results in future periods.

(CC) Weighted average shares outstanding and income per share

As the Business Combination is being reflected as if it had occurred at the beginning of the period presented, the calculation of weighted average shares outstanding for basic and diluted net income per share assumes that the shares issuable relating to the Business Combination have been outstanding for the entire period presented.

The table below presents the components of the numerator and denominator for the pro forma income per share calculation for the periods presented:

Twelve Months ended 31 December 2021
Assuming no Cash Consideration Election
Numerator
Net income attributable to Topco	$494,310

Denominator
Basic shares:
Topco shares converted from Noble shares	60,152
Topco shares converted from Noble Penny Warrants	6,463
Topco shares converted from vested Noble RSUs	79
Topco shares converted from Maersk Drilling shares	66,792

Pro forma weighted average shares outstanding, basic	133,486

Diluted shares:
Pro forma weighted average shares outstanding, basic	133,486
Dilutive effect of Topco shares convertible from Noble in-the-money warrants	1,263
Dilutive effect of Topco shares convertible from unvested Noble RSU Awards	3,180
Dilutive effect of Topco shares convertible from unvested Maersk Drilling RSU Awards	473

Pro forma weighted average shares outstanding, diluted(1)	138,402

Net income per share attributable to Topco, basic	$3.70
Net income per share attributable to Topco, diluted	$3.57

(1)	The diluted pro forma share count excludes the potentially dilutive effect of 11,097 out-of-the-money Noble warrants.

The pro forma income per share calculation above assumed that Maersk Drilling shareholders will not opt for the cash consideration of up to USD 1,000 for each individual shareholder and USD 50.0 million in aggregate. If the maximum cash consideration is elected, the basic and diluted weighted average shares outstanding are estimated to be 131,874 and 136,790 and the basic and diluted pro forma income per share are estimated to be USD 3.75 and USD 3.61, respectively, for the twelve months ended 31 December 2021. Such estimates are based on the same share price assumption used in estimating the preliminary purchase price consideration discussed in Note 2, Business Combination with Maersk Drilling and Estimated Purchase Consideration.

(DD) Interest expense

Reflects the elimination of Maersk Drilling’s historical amortization of deferred financing costs as a result of the elimination of deferred financing costs upon applying purchase accounting. No amortization of deferred financing costs would have been recorded during the twelve months ended 31 December 2021 had the Business Combination occurred on 1 January 2021.

(EE) Taxes

Reflects the pro forma adjustments to penalties and interest for tax contingencies booked as income tax benefit (provision) or contract drilling services expense as a result of the Business Combination. The income tax benefit (provision) impact was calculated by applying the appropriate statutory tax rates of the respective tax jurisdictions to which the pro forma adjustments relate.

Condensed Combined Balance Sheet

(FF) Cash and cash equivalents

Adjustment reflects (i) the payment of estimated transaction costs of USD 43.8 million for legal, professional and success fees incurred subsequent to 31 December 2021 by Noble and Maersk Drilling related to the Business Combination, (ii) the payment of total accrued transaction costs of USD 8.0 million as of 31 December 2021 for legal, professional and success fees incurred by Noble and Maersk Drilling in connection with the Business Combination, (iii) the payment of USD 0.9 million to Noble’s non-employee directors due to the accelerated vesting of cash settled Noble RSU Awards in connection with the Business Combination, and (iv) the payment of USD 7.3 million related to the cash-based bonus expected to be paid to executive officers and certain other employees of Maersk Drilling upon completion of the Business Combination. This adjustment does not reflect the election of any cash consideration. If the Maersk Drilling shareholders opt for the maximum cash consideration of USD 50.0 million in lieu of Topco shares, the pro forma cash balance would be USD 999.5 million as of 31 December 2021.

(GG) Deferred costs

Represents the elimination of Maersk Drilling’s balances related to deferred costs on drilling contracts for items such as mobilization and precontract costs as a result of applying purchase accounting on a pro forma basis. These deferred costs are written off as there are no further performance obligations related to these costs.

(HH) Goodwill

Reflects goodwill due to the purchase price being greater than the fair value of the net assets and liabilities acquired. See Note 2, Business Combination with Maersk Drilling Merger and Estimated Purchase Consideration—Allocation of Purchase Price Consideration to Asset Acquired and Liabilities Assumed.

(II) Property and equipment, net

Represents the preliminary fair value adjustment to Property and equipment to reduce the pro forma adjusted historical net book value, on a U.S. GAAP basis, of Maersk Drilling’s floaters, jackup rigs and related equipment to fair value.

(JJ) Taxes

Reflects the pro forma adjustments to tax contingencies and income tax related accounts on the balance sheet as a result of the Business Combination.

(KK) Accounts payable

Adjustment reflects (i) the payment of accrued cash-based bonuses of USD 2.1 million expected to be paid to executive officers and certain other employees of Maersk Drilling upon completion of the Business Combination, and (ii) the payment of total accrued transaction costs of USD 8.0 million as of 31 December 2021 for legal, professional and success fees incurred by Noble and Maersk Drilling in connection with the Business Combination.

(LL) Long-term debt

Represents the elimination of Maersk Drilling’s unamortized deferred financing costs as a result of applying purchase accounting on a pro forma basis.

(MM) Equity

The following adjustments were made to equity captions based on the Business Combination transaction:

Common stock:
Add: Topco converted shares (at par of $0.00001)	$(62,519)

Pro forma adjustment	$(62,519)

Additional paid-in capital:
Add: Topco shares issued (less par value) to acquire Maersk Drilling	$2,071,798
Add: Fair value of replacement Maersk Drilling RSU Awards attributable to the purchase price	7,056
Add: Unrecognized compensation costs for vested equity settled Noble non-employee director RSUs	882

Pro forma adjustment	$2,079,736

Retained earnings:
Remove Maersk Drilling balance	$(5,054,561)
Subtract: Estimated transaction costs for Business Combination, See adjustment (BB)	(43,751)
Subtract: Unrecognized compensation costs for vested cash settled Noble non-employee director RSUs	(1,767)
Subtract: Estimated Maersk Drilling cash-based transaction bonus	(5,200)

Pro forma adjustment	$(5,105,279)

Accumulated other comprehensive income (loss):
Remove Maersk Drilling balance	$21,027

Pro forma adjustment	$21,027

These adjustments do not reflect the election of any cash consideration. If the Maersk Drilling shareholders opt for the maximum cash consideration of USD 50.0 million in lieu of Topco shares, the pro forma equity balance would be USD 3,535.5 million as of 31 December 2021.

Note 4. Reclassification of Maersk Drilling’s Historical Financial Statement Presentation

The following reclassifications were made as a result of the Business Combination to conform Maersk Drilling’s historical financial information to Noble’s presentation:

Statement of Operations for the Twelve Months Ended 31 December 2021

Financial Statement Line Item	Maersk Drilling Historical Presentation	Maersk Drilling Historical as Presented
Revenue	$1,267,136	$—
Contract drilling services (revenue)	—	1,267,136
Cost of sales	(920,945)	—
Contract drilling services (expense)	—	859,839
General and administrative	—	80,106
Reimbursables	—	11,000
Reimbursables and other	—	30,000
Impairment losses/reversals	11,034	—
Contract drilling services (expense)	—	(11,034)
Gain/loss on sale of non-current assets	(256,292)	—
Gain on sale of operating assets, net	—	(256,292)
Share of results in joint ventures	(1,424)	—
Interest income and other, net	—	(1,424)
Financial expenses	(75,402)	—
Interest expense, net of amounts capitalized	—	(64,358)
Interest income and other, net	—	(11,044)
Financial income	14,265	—
Interest income and other, net	—	14,265
Tax	(26,248)	—
Income tax benefit (provision)	—	(26,248)

Balance Sheet as of 31 December 2021
Financial Statement Line Item	Maersk Drilling Historical Presentation	Maersk Drilling Historical as Presented
Cash and bank balances	$556,753	$—
Cash and cash equivalents	—	551,088
Prepaid expenses and other current assets	—	5,665
Trade receivables	237,439	—
Accounts receivable, net	—	237,439
Derivatives (current)	109	—
Prepaid expenses and other current assets	—	109
Other receivables	54,192	—
Prepaid expenses and other current assets	—	12,509
Taxes receivable	—	23,018
Accounts receivable, net	—	18,665
Prepayments	55,745	—
Prepaid expenses and other current assets	—	55,745
Intangible assets	13,401	—
Property and equipment, at cost	—	10,607
Prepaid expenses and other current assets	—	2,794
Right-of-use assets	23,223	—
Other assets	—	23,223
Deferred tax (asset)	16,891	—
Other assets	—	16,891
Property, plant and equipment	2,812,974	—
Property and equipment, at cost	—	9,411,016
Accumulated depreciation	—	(6,598,042)
Financial non-current assets, etc,	6,703	—
Other assets	—	6,703
Trade payables	164,158	—
Accounts payable	—	164,158
Deferred income	39,981	—
Other current liabilities	—	39,981
Provisions (current)	1,825	—
Other current liabilities	—	1,825
Borrowings, current	136,504	—
Current maturities of long-term debt	—	130,097
Other current liabilities	—	6,407
Other payables	64,980	—
Other current liabilities	—	18,872
Accrued payroll and related costs	—	33,728
Taxes payable	—	11,741
Interest payable	—	639
Tax payable	51,600	—
Other liabilities	—	51,600
Borrowings, non-current	925,685	—
Long-term debt	—	907,346
Other liabilities	—	18,339
Provisions (non-current)	8,502	—
Other liabilities	—	8,502
Deferred tax (liability)	26,305	—

Balance Sheet as of 31 December 2021
Financial Statement Line Item	Maersk Drilling Historical Presentation	Maersk Drilling Historical as Presented
Deferred income taxes	—	26,305
Derivatives (non-current)	16,241	—
Other liabilities	—	16,241
Share capital	62,520
Common stock	—	62,520
Reserves and retained earnings	2,257,811	—
Retained earnings (accumulated deficit)	—	2,278,838
Accumulated other comprehensive income (loss)	—	(21,027)

Note 5. Maersk Drilling Rig Disposal

The adjustments outlined below reflect adjustments to Maersk Drilling’s historical income statement for the financial year ended 31 December 2021 assuming the Maersk Drilling Rig Disposal had occurred on 1 January 2021. For the financial year ended 31 December 2021, Maersk Drilling recognized a non-recurring after-tax gain of USD 206.1 million on the Maersk Drilling Rig Disposal.

(A)	Maersk Drilling Inspirer rig historical activity

Reflects the pro forma adjustments to eliminate the historical income statement activity attributed to the disposed Inspirer rig, which included foreign currency revaluation gains of USD 1.1 million presented within interest expense.

(B)	Interest expense

Reflects the elimination of historical interest expense of USD 2.3 million associated with Maersk Drilling’s term loan facility, as the Inspirer rig triggered an USD 80.0 million mandatory repayment of Maersk Drilling’s outstanding borrowings under its term loan facility.

Note 6. Maersk Drilling IFRS To U.S. GAAP Conversion

The Unaudited Pro Forma Financial Information reflects the material adjustments necessary to convert Maersk Drilling’s historical financial statements to U.S. GAAP and conform to Noble’s accounting policies based on an initial policy conversion assessment performed by management. Upon the consummation of the Business Combination, management will perform a comprehensive review of the two entities’ accounting policies. The adjustments outlined below are preliminary and are subject to change as additional information becomes available and as additional analysis is performed.

(C)	Leases

Under IFRS, Maersk Drilling recognized right of use assets and lease liabilities for all leases, with the exceptions described in the paragraph below. However, as required by IFRS, Maersk Drilling did not distinguish between operating leases and finance leases and accounted for all leases recorded on the balance sheets similarly to finance leases under U.S. GAAP. Maersk Drilling recorded depreciation on all right-of-use assets and interest expense on all lease liabilities, while a straight-line operating expense is presented for operating leases under U.S. GAAP.

IFRS includes an exemption for leases of low-value assets, where a lessee may elect to recognize lease payments on a straight-line basis over the lease term instead of capitalizing them on the balance sheet. This exemption can be elected on a lease-by-lease basis. U.S. GAAP does not have explicit exemptions for leases of low-value assets, however, Maersk Drilling’s leases of low-value assets were not deemed material for purposes of the Unaudited Pro Forma Financial Information.

The following table presents the pro forma adjustments to reclassify Maersk Drilling’s historical interest on lease liabilities and depreciation on right-of-use assets to general and administrative expense and contract drilling services expense to align with Noble’s accounting treatment under U.S. GAAP:

Twelve Months Ended 31 December 2021
Elimination of Maersk Drilling’s historical interest on lease liabilities	$1,072
Elimination of Maersk Drilling’s historical depreciation on right-of-use assets	(6,586)
Reclassification of amounts to general and administrative expense	2,794
Reclassification of amounts to contract drilling services expense	4,864

(D) Special items

Maersk Drilling has historically chosen to present as a separate line item within its historical income statements called ‘special items’ that was intended to capture the impact from non-recurring, infrequent or unusual events on the statement of operations. Such presentation of special items is disallowed under U.S. GAAP. The following table presents the pro forma adjustments to reclassify Maersk Drilling’s historical expenses presented within special items to general and administrative expense and contract drilling services expense to align with Noble’s treatment of such items under U.S. GAAP:

Twelve Months Ended 31 December 2021
Special items reclassified to merger and integration costs	$7,592
Special items reclassified to contract drilling services expense	13,135

Total Maersk Drilling special items	$20,727

(E) Impairment of property and equipment

Under IFRS, an asset must not be carried in the financial statements at more than the highest amount to be recovered through its use or sale. If the carrying amount of an asset exceeds the asset’s recoverable amount (i.e., the higher of an asset’s or cash-generating unit’s fair value less costs of disposal or its value in use), the asset is deemed to be impaired and an impairment loss is recognized immediately in profit or loss and the value of the cash-generating unit, or the carrying amount of the asset, is reduced.

Under U.S. GAAP, an impairment loss is triggered for long-lived assets only if the asset’s, or asset group’s, carrying amount is not recoverable (i.e., the asset or asset group’s carrying amount is less than the undiscounted future cash flows expected to be derived from the asset or asset group). Additionally, the reversal of an impairment loss is not permitted. As a result of the differences in impairment calculation, an updated impairment test was prepared for Maersk Drilling as if U.S. GAAP method was applied in 2016 through 2021 to assess the effect of the different accounting treatment between IFRS and U.S. GAAP for impairment. 2016 was selected as the beginning period for the assessment because it was the earliest year in which an impairment on its property and equipment occurred and had a continuing impact on the balance as of 31 December 2021. The analysis has been performed by adjusting the discount rate to zero percent in the impairment models that were used under IFRS and recalculating the impact on depreciation expense and deferred taxes for any impairments that would not have been recorded under U.S. GAAP.

The following table reflects the pro forma adjustments related to impairment to align Maersk Drilling’s historical treatment of impairment under IFRS to the treatment under U.S. GAAP, including (i) the elimination of any previously recognized impairment reversals, (ii) increasing the carrying value of property and equipment to reverse impairment losses which would not have been recorded under U.S. GAAP in prior periods, (iii) adjusting accumulated depreciation balance as of 31 December 2021 and depreciation expense for the year ended 31 December 2021 as a result of the increase in carrying value of property and equipment, and (iv) any related tax effects from the aforementioned adjustments:

Pro forma Condensed Combined Balance Sheet	As of 31 December 2021
Increase to carrying amount of property and equipment	$3,751,931
Increase to accumulated depreciation	(836,995)
Decrease to deferred income tax assets	(8,184)
Increase to deferred income tax liabilities	73,328

Pro forma Condensed Combined Statements of Operations	Twelve Months Ended 31 December 2021
Increase to depreciation expense	$234,077
Cumulative adjustment to income tax benefit (provision)	10,442

(F) Income Taxes

Reflects conversion adjustments recorded for tax positions that are not probable to be sustained under IFRS upon a tax audit and would therefore be fully reserved under U.S. GAAP. Under IFRS, such tax positions are recorded at either a weighted average or the most-likely outcome; whereas under U.S. GAAP, such positions are fully reserved.

Note 7. Noble Pro Forma Results of Operations

The following table provides for the Noble pro forma results of operations for the twelve months ended 31 December 2021 assuming the Noble 2022 Rig Disposal, the Noble Reorganization, the Pacific Drilling Merger, and the Noble 2021 Rig Disposal had occurred on 1 January 2021.

Unaudited Pro Forma Condensed Combined Statement of Operations Twelve Months ended 31 December 2021 (in thousands, except per share amounts)
				Noble Reorganization
	Noble Predecessor Historical Period From 1 January 2021 through 5 February 2021	Noble Successor Historical Period From 6 February 2021 through 31 December 2021	Twelve Months Ended 31 December 2021	Reorganization Adjustments		Fresh Start Adjustments		Pro Forma Noble (including reorganization items, net)	Removal of Noble Reorganization items, net		Noble Post- reorganization Pro Forma
Operating revenues
Contract drilling services	$74,051	$708,131	$782,182	$—		$(5,210	)(c)	$776,972	$—		$776,972
Reimbursables and other	3,430	62,194	65,624	—		—		65,624	—		65,624

	77,481	770,325	847,806	—		(5,210)		842,596	—		842,596

Operating costs and expense
Contract drilling services	46,965	639,442	686,407	920	(a)	—		687,327	—		687,327
Reimbursables	2,737	55,832	58,569	—		—		58,569	—		58,569
Depreciation and amortization	20,622	89,535	110,157	—		(11,123	)(d)	99,034	—		99,034
General and administrative	5,727	62,476	68,203	803	(a)	—		69,006	—		69,006
Merger and integration costs	—	24,792	24,792	—		—		24,792	—		24,792
Gain on sale of operating assets, net	—	(185,934)	(185,934)	—		—		(185,934)	—		(185,934)
Hurricane losses	—	23,350	23,350	—		—		23,350	—		23,350

	76,051	709,493	785,544	1,723		(11,123)		776,144	—		776,144

Operating income (loss)	1,430	60,832	62,262	(1,723)		5,913		66,452	—		66,452
Other income (expense)
Interest expense, net of amounts capitalized	(229)	(31,735)	(31,964)	(3,518	)(b)	—		(35,482)	—		(35,482)
Gain on extinguishment of debt, net	—	—	—	—		—		—	—		—
Interest income and other, net	399	10,945	11,344	—		—		11,344	—		11,344
Reorganization items, net	252,051	—	252,051	—		—		252,051	(252,051	)(k)	—
Gain on bargain purchase	—	62,305	62,305	—		—		62,305	—		62,305

Income (loss) from continuing operations before income taxes	253,651	102,347	355,998	(5,241)		5,913		356,670	(252,051)		104,619
Income tax benefit (provision)	(3,423)	(365)	(3,788)	353	(e)	1,094	(e)	(2,341)	—		(2,341)

Net income (loss)	$250,228	$101,982	$352,210	$(4,888)		$7,007		$354,329	$(252,051)		$102,278

Basic net income (loss) per share	$1.00	$1.61
Diluted net income (loss) per share	$0.98	$1.51
Weighted average shares outstanding
Basic	251,115	63,186
Diluted	256,571	67,628

		Pacific Drilling Merger
	Noble Post- reorganization Pro Forma	Pacific Successor Historical From 1 January 2021 through 15 April 2021	Pacific Drilling Merger Transaction Accounting Adjustments		Noble / Pacific Pro Forma Combined	Noble 2021 Rig Disposal Accounting Adjustments		Noble 2022 Rig Disposal Accounting Adjustments		Noble Pro Forma
Operating revenues
Contract drilling services	$776,972	$30,893	$—		$807,865	$(84,546	)(l)	$(48,369	)(n)	$674,950
Reimbursables and other	65,624	1,791	—		67,415	(1,874	)(l)	(3,321	)(n)(o)	62,220

	842,596	32,684	—		875,280	(86,420)		(51,690)		737,170

Operating costs and expense
Contract drilling services	687,327	43,586	2,108	(f)	733,021	(56,746	)(l)	(113,710	)(n)(p)	562,565
Reimbursables	58,569	1,090	—		59,659	(1,008	)(l)	(3,086	)(n)	55,565
Depreciation and amortization	99,034	12,026	(7,656	)(g)	103,404	(7,593	)(l)	(20,836	)(n)	74,975
General and administrative	69,006	25,441	—		94,447	—		—		94,447
Merger and integration costs	24,792	—	—		24,792	—		—		24,792
Gain on sale of operating assets, net	(185,934)	—	—		(185,934)	—		(59,840	)(q)	(245,774)
Hurricane losses	23,350	—	—		23,350	—		—		23,350

	776,144	82,143	(5,548)		852,739	(65,347)		(197,472)		589,920

Operating income (loss)	66,452	(49,459)	5,548		22,541	(21,073)		145,782		147,250
Other income (expense)
Interest expense, net of amounts capitalized	(35,482)	(371)	371	(h)	(35,482)	10,683	(l)(m)	—		(24,799)
Gain on extinguishment of debt, net	—	(2,664)	—		(2,664)	—		—		(2,664)
Interest income and other, net	11,344	(25)	—		11,319	—		—		11,319
Reorganization items, net	—	—	—		—	—		—		—
Gain on bargain purchase	62,305	—	—		62,305	—		—		62,305

Income (loss) from continuing operations before income taxes	104,619	(52,519)	5,919		58,019	(10,390)		145,782		193,411
Income tax benefit (provision)	(2,341)	(263)	(8	)(i)	(2,612)	1,544	(l)	(3,946	)(r)	(5,014)

Net income (loss)	$102,278	$(52,782)	$5,911		$55,407	$(8,846)		$141,836		$188,397

Basic net income (loss) per share										$2.83	(j)
Diluted net income (loss) per share										$2.65	(j)
Weighted average shares outstanding
Basic										66,615	(j)
Diluted										71,058	(j)

Noble Reorganization

Reorganization Adjustments

(a)	Stock based compensation

Reflects an increase in stock-based compensation expense based on the new awards issued in connection with the Noble Reorganization.

(b)	Interest expense

The adjustment reflects change of interest expense for the Predecessor as a result of the Plan. Under the Plan, all amounts outstanding under the 2017 Credit Facility (as defined in the Noble 2021 Form 10-K), including the interest, were paid in full and all of Noble’s then outstanding senior notes were settled for the Noble Shares, Tranche 1 Warrants and Tranche 2 Warrants (each as defined in the Noble 2021 Form 10-K). Upon emergence, Noble entered into a senior secured revolving credit agreement (the “Revolving Credit Agreement”) that provides for a USD 675.0 million senior secured revolving credit facility (with a USD 67.5 million sublimit for the issuance of letters of credit thereunder) (the “Successor Revolving Credit Facility”) and issued USD 216.0 million senior secured second lien notes (the “Notes”) with an interest rate of LIBOR + 4.75% and 11% payable semi-annually, respectively. The pro forma adjustment to interest expense was calculated as follows:

Twelve Months Ended 31 December 2021
Reversal of Predecessor interest expense	$(229)
Pro forma interest on the Successor Revolving Credit Facility and Notes	3,505
Amortization of Successor deferred financing costs	242

Pro forma adjustment for interest expense	$3,518

Assuming an increase in interest rates on the Revolving Credit Agreement and Notes of 1/8%, pro forma interest would increase by USD 0.1 million.

Fresh Start Adjustments

(c)	Amortization of favorable contract

Adjustment reflects the amortization of favorable contracts with customers as a result of adopting fresh start accounting. The remaining useful life of the favorable contracts range between 1-3 years.

(d)	Depreciation and amortization

Reflects the pro forma decrease in depreciation expense based on new preliminary asset values for the Predecessor as a result of adopting fresh start accounting. The pro forma adjustment to depreciation expense was calculated as follows:

Twelve Months Ended 31 December 2021
Removal of Predecessor depreciation expense	$(20,622)
Pro forma depreciation expense	9,499

Pro forma adjustment for depreciation and amortization	$(11,123)

Drilling equipment and facilities are depreciated using the straight-line method over their estimated useful lives as of the date placed in service or date of major refurbishment. Estimated useful lives of Noble’s drilling equipment range from three to thirty years. Other property and equipment is depreciated using the straight-line method over useful lives ranging from two to forty years.

(e)	Income tax

Reflects the pro forma adjustment to tax expense as a result of reorganization adjustments and adopting fresh start accounting. The income tax impact was calculated by applying the appropriate statutory tax rate of the respective tax jurisdictions to which the pro forma adjustments relate, and which are reasonably expected to occur.

Pacific Drilling Successor Historical from 1 January 2021 through 15 April 2021

The following reclassifications were made as a result of the Pacific Drilling Merger to conform Pacific Drilling’s historical financial information to Noble’s presentation:

Financial Statement Line Item	Pacific Drilling Historical Presentation	Pacific Drilling Historical as Presented
Contract drilling services	$1,791	$—
Reimbursables and other	—	1,791
Operating expense	44,959	—
Contract drilling services (expense)	—	43,586
Reimbursables	—	1,090
Depreciation and amortization	—	283
Other expense	(25)	—
Interest income and other, net	—	(25)

Pacific Drilling Merger

(f)	Contract drilling services

Noble has an accounting policy to expense costs for materials and supplies as received or deployed to the drilling units, while Pacific Drilling’s historical policy was to carry inventory at average cost and recognize them in earnings upon consumption. Adjustment reflects the change in contract drilling services expense related to Pacific Drilling’s materials and supplies inventory during the period from 1 January 2021 through 15 April 2021 to align with Noble’s treatment of such costs.

(g)	Depreciation and amortization

Reflects the replacement of historical depreciation expense with the pro forma depreciation expense based on the estimated fair value of Pacific Drilling’s property and equipment upon the Pacific Drilling Merger. For pro forma purposes it is assumed that the Pacific Drilling Merger occurred on 1 January 2021. The pro forma adjustment to depreciation expense for the twelve months ended 31 December 2021 was calculated as follows:

Twelve Months Ended 31 December 2021
Removal of historical depreciation expense	$(12,026)
Pro forma depreciation expense	4,370

Pro forma adjustment for depreciation and amortization	$(7,656)

Drilling equipment and facilities are depreciated using the straight-line method over their estimated useful lives as of the date placed in service or date of major refurbishment. Estimated useful lives of Noble’s drilling equipment range from three to thirty years. Other property and equipment is depreciated using the straight-line method over useful lives ranging from two to forty years.

(h)	Interest expense

Reflects the elimination of interest expense recorded at the successor entity of Pacific Drilling which was associated with the new senior secured delayed draw term loan facility entered into on 31 December 2020. In connection with the Pacific Drilling Merger, the facility was terminated, and the related interest expense removed from the unaudited pro forma condensed combined statement of operations.

(i)	Income tax

Reflects the pro forma adjustment to tax expense. The income tax impact was calculated by applying the appropriate statutory tax rates of the respective tax jurisdictions to which the pro forma adjustments relate.

(j)	Weighted average shares outstanding

The Noble pro forma weighted average shares outstanding calculation for the twelve months ended 31 December 2021 assumes the Noble Reorganization, the Pacific Drilling Merger, the Noble 2021 Rig Disposal and the Noble 2022 Rig Disposal had occurred on 1 January 2021. The table below presents the components of the numerator and denominator for the Noble pro forma income per share calculation for the periods presented:

Twelve Months Ended 31 December 2021
Numerator
Net income attributable to Noble	$188,397

Denominator
Basic shares:
Noble ordinary shares (excluding penny warrants)	60,152
Noble penny warrants	6,463

Pro forma weighted average shares outstanding, basic	66,615

Diluted shares:
Pro forma weighted average shares outstanding, basic	66,615
Dilutive effect of Noble in-the-money warrants	1,263
Dilutive effect from unvested Noble RSU Awards	3,180

Pro forma weighted average shares outstanding, diluted	71,058

Net income per share attributable to Noble, basic	$2.83
Net income per share attributable to Noble, diluted	$2.65

(k)	Reorganization items

Reflects the removal of Reorganization items within the Predecessor period of Noble. All expenses are directly related to the Noble Reorganization and are not expected to have a continuing impact in future periods.

Noble 2021 Rig Disposal

The adjustments outlined below reflect adjustments to Noble’s historical income statement for the financial year ended 31 December 2021 assuming the Noble 2021 Rig Disposal had occurred on 1 January 2021. For the financial year ended 31 December 2021, Noble recognized a non-recurring after-tax gain of USD 168.3 million on the Noble 2021 Rig Disposal.

(l)	Noble 2021 Rig Disposal historical activity

Reflects the pro forma adjustments to eliminate the historical activity attributed to the Noble 2021 Rig Disposal from the unaudited pro forma condensed combined statement of operations.

(m)	Interest expense

Reflects the elimination of total interest expense of USD 10.7 million associated with the Successor Revolving Credit Facility, including USD 1.2 million of pro forma interest expense recorded for the Noble Predecessor historical period and USD 9.5 million of interest expense recorded during the Noble Successor historical period. The Successor Revolving Credit Facility was fully paid down using the cash proceeds obtained through the Noble 2021 Rig Disposal.

Noble 2022 Rig Disposal

The adjustments outlined below reflect adjustments to Noble’s historical income statement for the financial year ended 31 December 2021 assuming the Noble 2022 Rig Disposal had occurred on 1 January 2021.

(n)	Noble 2022 Rig Disposal historical activity

Reflects the pro forma adjustments to eliminate the historical activity attributed to the disposed assets from the unaudited pro forma condensed combined statement of operations. The historical activity associated with the Noble Lloyd Noble rig has not been eliminated as Noble is entitled to third-party contract drilling revenues and is responsible for third-party contract drilling expenses under the terms of NLN Charter Agreement with Shelf Drilling during the term of the agreement.

(o)	Transitional Services Agreement

Reflects the estimated revenue of USD 0.8 million attributable to Noble’s transitional services agreement with Shelf Drilling to be entered into upon completion of the transactions contemplated under the Asset Purchase Agreement (refer to section 14.1 “Material Contracts of the Noble Group” of this Exemption Document). These transitional services are not expected to recur in any period beyond twelve months from the close of the Noble 2022 Rig Disposal.

(p)	Bareboat Charter

Noble will incur a charge for the charter rate value related to the NLN Charter Agreement with Shelf Drilling in periods where the activities associated with the Noble Lloyd Noble result in income (refer to section 14.1 “Material Contracts of the Noble Group” of this Exemption Document), and be reimbursed for losses in periods where activities associated with the rig results in a loss. Assuming the Noble 2022 Rig Disposal occurred on 1 January 2021 for pro forma purposes resulted in the charter rate value adjustment of USD 40.1 million.

(q)	Gain on sale of Noble 2022 Rig Disposal

Reflects the estimated pre-tax gain on the Noble 2022 Rig Disposal. This adjustment includes total cash consideration of USD 375.0 million less (i) the cost basis of the net assets and liabilities divested of USD 304.4 million and (ii) approximately USD 10.8 million of estimated transaction costs to be incurred subsequent to 31 December 2021 by Noble in connection with the rig disposal, which were not reflected in Noble’s historical statement of operations. No transaction costs related to the Noble 2022 Rig Disposal were incurred by Noble during 2021. These transaction costs and gain are not expected to recur in any period beyond twelve months from the close of the Noble 2022 Rig Disposal. The calculation of the gain on sale is preliminary and does not reflect final working capital and other post-closing adjustments. The actual gain or loss on the Noble 2022 Rig Disposal based on the Remedy Proposals could materially differ from the assumptions used herein.

(r)	Income tax

Reflects the pro forma adjustments to tax expense related to the Noble 2022 Rig Disposal.

Note 8. Noble Pro Forma Financial Position

The following table provides for the Noble pro forma financial position assuming the Noble 2022 Rig Disposal had occurred on 31 December 2021. No pro forma adjustments were made for the Completed Transactions in the table below because the effects of these transactions were fully reflected in the historical balance sheet of Noble as of 31 December 2021.

Unaudited Pro Forma Condensed Combined Balance Sheet As of 31 December 2021 (in thousands)
	Noble Successor Historical	Noble 2022 Rig Disposal		Noble Pro Forma
Assets
Current assets:
Cash and cash equivalents	$194,138	$364,250	(aa)	$558,388
Accounts receivable, net	200,419	—		200,419
Taxes receivable	16,063	—		16,063
Prepaid expenses and other current assets	45,026	(6,702	)(bb)	38,324

Total current assets	455,646	357,548		813,194

Intangible assets	61,849	—		61,849
Property and equipment, at cost	1,555,975	(315,246	)(bb)	1,240,729
Accumulated depreciation	(77,275)	17,656	(bb)	(59,619)

Property and equipment, net	1,478,700	(297,590)		1,181,110

Other assets	77,247	(4,412	)(bb)(cc)	72,835

Total assets	$2,073,442	$55,546		$2,128,988

Current liabilities
Accounts payable	$120,389	$—		120,389
Accrued payroll and related costs	48,346	—		48,346
Taxes payable	28,735	2,237	(cc)	30,972
Interest payable	9,788	—		9,788
Other current liabilities	41,136	(348	)(bb)	40,788

Total current liabilities	248,394	1,889		250,283

Long-term debt	216,000	—		216,000
Deferred income taxes	13,195	—		13,195
Other liabilities	95,226	(2,236	)(bb)	92,990

Total liabilities	572,815	(347)		572,468

Shareholders’ equity
Common stock	1	—		1
Additional paid-in-capital	1,393,255	—		1,393,255
Retained earnings (accumulated deficit)	101,982	55,893	(dd)	157,875
Accumulated other comprehensive income (loss)	5,389	—		5,389

Total shareholders’ equity	1,500,627	55,893		1,556,520

Total liabilities and equity	$2,073,442	$55,546		$2,128,988

(aa) Cash and cash equivalents

Reflects expected cash proceeds of USD 375.0 million from the Noble 2022 Rig Disposal less USD 10.8 million of estimated transaction costs to be incurred subsequent to 31 December 2021 by Noble in connection with the rig disposal, which were not reflected in Noble’s historical balance sheet.

(bb) Noble 2022 Rig Disposal historical balances

Reflects the pro forma adjustments to (i) eliminate the historical property and equipment and accumulated depreciation balances associated with the Noble 2022 Rig Disposal, (ii) eliminate the historical operating lease right-of-use assets from other assets and the short-term and long-term portions of operating lease liabilities from other current liabilities and other liabilities, respectively, for office and equipment leases being transferred in connection with the Noble 2022 Rig Disposal,

(iii) eliminate the fuel inventory balances associated with the Noble 2022 Rig Disposal from prepaid expenses and other current assets and (iv) eliminate the deferred costs associated with the Noble 2022 Rig Disposal from prepaid expenses and other current assets.

(cc)	Income tax

Reflects the pro forma adjustments to income tax related accounts in connection with the Noble 2022 Rig Disposal.

(dd) Retained earnings (accumulated deficit)

Reflects the cumulative impact of the pro forma adjustments associated with the Noble 2022 Rig Disposal, such as the estimated pre-tax gain and related income tax effect.